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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5 (Final Amendment)

FTD, INC.
(Name of the Issuer)

FTD, INC.
MERCURY MAN HOLDINGS CORPORATION
GREEN EQUITY INVESTORS IV, L.P.
GEI CAPITAL IV, LLC
ROBERT L. NORTON
JON R. BURNEY
ANN M. HOFFERBERTH
LAWRENCE W. JOHNSON
GEORGE T. KANGANIS
TIMOTHY D. MELINE
DANIEL W. SMITH
WILLIAM J. VAN CLEAVE
CARRIE A. WOLFE
(Name of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

639050103
(CUSIP Number of Class of Securities)

Jon R. Burney, Esq. FTD, Inc. 3113 Woodcreek Drive Downers Grove, Illinois 60515 (630) 719-7800	John M. Baumer Mercury Man Holdings Corporation 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025 (310) 954-0444
(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)
With copies to:
Timothy J. Melton, Esq. Jones Day 77 West Wacker Drive Chicago, Illinois 60601 (312) 782-3939	Howard A. Sobel, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

  This statement is filed in connection with (check the appropriate box):

☒
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐
The filing of a registration statement under the Securities Act of 1933.
☐
A tender offer.
☐
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$421,088,595.38	$34,066.22

*
For purposes of calculating the filing fee only, the transaction valuation was based upon the sum of (i) the product of 15,261,070 shares of Class A common stock, par value $0.01 per share, of FTD, Inc., a Delaware corporation and 1,262,857 shares of Class B common stock, par value $0.0005 per share, of FTD, Inc., at a price of $24.85 per share and (ii) the cash-out or exchange of 939,150 shares of FTD, Inc.'s Class A common stock covered by options to purchase FTD, Inc.'s Class A common stock, at an aggregate cost of $10,469,009.43. The amount of the filing fee, calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, equals the sum of (i) $80.90 per million of the transaction value as of January 22, 2004 ($421,085,395.38) and (ii) $126.70 per million of the difference between the total transaction value as of the date of the closing of the transaction ($421,088,595.38) and the January 22, 2004 transaction value resulting from the pre-closing exercise of 200 options to purchase Class A common stock.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,065.81	Filing Party: FTD, Inc.
Form or Registration No.: Preliminary Schedule 14A File No. 000-21277	Dates Filed: November 10, 2003, December 23, 2003, December 31, 2003, January 20, 2004 and January 22, 2004

INTRODUCTION

        This Amendment No. 5 (this "Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3"), first filed on November 10, 2003, is being filed with the Securities and Exchange Commission (the "SEC") in connection with the merger (the "Merger") of Nectar Merger Corporation, a Delaware corporation ("Nectar Merger Corp.") and a wholly owned subsidiary of Mercury Man Holdings Corporation, a Delaware corporation ("Mercury Man Holdings Corp."), with and into FTD, Inc., a Delaware corporation ("FTD"), pursuant to the Agreement and Plan of Merger, dated as of October 5, 2003 (the "Merger Agreement"), by and among FTD, Nectar Merger Corp. and Mercury Man Holdings Corp.

        As a result of the Merger, (i) FTD, the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, has become a wholly owned subsidiary of Mercury Man Holdings Corp., (ii) each issued and outstanding share of FTD common stock, other than shares held by any holders who properly demand appraisal rights under Delaware law, has been canceled and converted into the right to receive a cash payment per share, without interest, of $24.85 and (iii) Nectar Merger Corp. has ceased to exist. This Schedule 13E-3 is being filed by FTD, Mercury Man Holdings Corp., Green Equity Investors IV, L.P., a Delaware limited partnership ("Green Equity"), GEI Capital IV, LLC, a Delaware limited liability company ("GEI Capital"), and the Management Investors (collectively, the "Filing Persons").

        The purpose of this Amendment is to (i) report that the Merger Agreement was formally adopted by the holders of a majority of the outstanding Class A common stock entitled to vote at a Special Meeting held on February 23, 2004 (the "Special Meeting"), (ii) report that on February 24, 2004, the transactions contemplated by the Merger Agreement were consummated and (iii) file as an exhibit to this Schedule 13E-3 the definitive financing agreements entered into by FTD in connection with the Merger and the going private transaction.

        The terms and conditions of the Merger Agreement are described in the definitive proxy statement (the "Proxy Statement") of FTD, dated January 22, 2004 and filed with the Securities and Exchange Commission on January 22, 2004, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

        The information contained in this Schedule 13E-3 and the Proxy Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

Item 16.    Exhibits.

        (a)(1)    Definitive Proxy Statement filed with the Securities and Exchange Commission on January 21, 2004 (incorporated herein by reference).

        (a)(2)    Proxy Card (included in the Proxy Statement and incorporated herein by reference).

        (b)(1)    Commitment Letter, dated October 5, 2003, among Credit Suisse First Boston, UBS AG, UBS Securities LLC and Mercury Man Holdings Corporation (included as Exhibit (b) to Schedule 13E-3 filed on November 10, 2003 and incorporated herein by reference).

        (b)(2)    Credit Agreement, dated as of February 24, 2004, among FTD, Nectar Merger Corporation, the financial institutions listed therein as lenders, UBS Securities LLC, as Syndication

Agent, Wells Fargo Bank, N.A., as Documentation Agent and Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative Agent.

        (c)(1)    Opinion of Goldman, Sachs & Co., incorporated herein by reference to Annex B to the Proxy Statement.

        (c)(2)    Materials presented by Goldman, Sachs & Co. to the FTD Board of Directors on October 5, 2003 (included as Exhibit (c)(2) to Schedule 13E-3 filed on November 10, 2003 and incorporated herein by reference).

        (d)(1)    Agreement and Plan of Merger, dated as of October 5, 2003, by and among FTD, Inc., Mercury Man Holdings Corporation and Nectar Merger Corporation, incorporated herein by reference to Annex A to the Proxy Statement.

        (d)(2)    Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Perry Acquisition Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Special Situations Holdings, LLC and Richard C. Perry, incorporated herein by reference to Annex D to the Proxy Statement.

        (d)(3)    Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Bain Capital Fund IV, L.P., Bain Capital Fund IV B, L.P., Information Partners Capital Fund, L.P., BCIP Associates and BCIP Trust Associates, L.P., incorporated herein by reference to Annex E to the Proxy Statement.

        (d)(4)    Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Silverado V Corp., Silverado II Corp. and FleetBoston Financial Foundation, incorporated herein by reference to Annex F to the Proxy Statement.

        (f)    Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C to the Proxy Statement.

        (g)   None.

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2004	FTD, INC.
	By:	/s/ ROBERT L. NORTON
		Name:	Robert L. Norton
		Title:	Chairman of the Board and Chief Executive Officer
MERCURY MAN HOLDINGS CORPORATION
	By:	/s/ JOHN M. BAUMER
		Name:	John M. Baumer
		Title:	Vice President
GREEN EQUITY INVESTORS IV, L.P.
	By:	GEI Capital IV, LLC,
	Its:	General Partner
	By:	/s/ PETER J. NOLAN
		Name:	Peter J. Nolan
		Title:	Manager
GEI CAPITAL IV, LLC
	By:	/s/ PETER J. NOLAN
		Name:	Peter J. Nolan
		Title:	Manager

ROBERT L. NORTON
By:	/s/ ROBERT L. NORTON
	Name:	Robert L. Norton
JON R. BURNEY
By:	/s/ JON R. BURNEY
	Name:	Jon R. Burney
ANN M. HOFFERBERTH
By:	/s/ ANN M. HOFFERBERTH
	Name:	Ann M. Hofferberth
LAWRENCE W. JOHNSON
By:	/s/ LAWRENCE W. JOHNSON
	Name:	Lawrence W. Johnson
GEORGE T. KANGANIS
By:	/s/ GEORGE T. KANGANIS
	Name:	George T. Kanganis
TIMOTHY D. MELINE
By:	/s/ TIMOTHY D. MELINE
	Name:	Timothy D. Meline
DANIEL W. SMITH
By:	/s/ DANIEL W. SMITH
	Name:	Daniel W. Smith
WILLIAM J. VAN CLEAVE
By:	/s/ WILLIAM J. VAN CLEAVE
	Name:	William J. Van Cleave
CARRIE A. WOLFE
By:	/s/ CARRIE A. WOLFE
	Name:	Carrie A. Wolfe

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on January 21, 2004 (incorporated herein by reference).
(a)(2)	Proxy Card (included in the Proxy Statement and incorporated by reference herein).
(b)(1)
Commitment Letter, dated October 5, 2003, among Credit Suisse First Boston, UBS AG, UBS Securities LLC and Mercury Man Holdings Corporation (included as Exhibit (b) to Schedule 13E-3 filed on November 10, 2003 and incorporated herein by reference).
(b)(2)
Credit Agreement, dated as of February 24, 2004, among FTD, Inc., Nectar Merger Corporation, the financial institutions listed therein as lenders, UBS Securities LLC, as Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent, and Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative Agent.
(c)(1)	Opinion of Goldman, Sachs & Co., incorporated herein by reference to Annex B to the Proxy Statement.
(c)(2)
Materials presented by Goldman, Sachs & Co. to the FTD Board of Directors on October 5, 2003 (included as Exhibit (c)(2) to Schedule 13E-3 filed on November 10, 2003 and incorporated herein by reference).
(d)(1)
Agreement and Plan of Merger, dated as of October 5, 2003, by and among FTD, Inc., Mercury Man Holdings Corporation and Nectar Merger Corporation, incorporated herein by reference to Annex A to the Proxy Statement.
(d)(2)
Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Perry Acquisition Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Special Situations Holdings, LLC and Richard C. Perry, incorporated herein by reference to Annex D to the Proxy Statement.
(d)(3)
Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Bain Capital Fund IV, L.P., Bain Capital Fund IV B, L.P., Information Partners Capital Fund, L.P., BCIP Associates and BCIP Trust Associates, L.P., incorporated herein by reference to Annex E to the Proxy Statement.
(d)(4)
Voting Agreement, dated as of October 5, 2003, between Mercury Man Holdings Corporation and each of Silverado V Corp., Silverado II Corp. and FleetBoston Financial Foundation, incorporated herein by reference to Annex F to the Proxy Statement.
(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C to the Proxy Statement.
(g)	None.

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INTRODUCTION
  Item 16. Exhibits.
SIGNATURE
EXHIBIT INDEX